UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	31 August 2005	31 August 2004	30 November 2004
Assets	$	$	$
Current
Cash and cash equivalents	797,830	710,284	1,941,559
Available for sale investments (Note )	82,000	-	-
Amounts receivable (Note )	57,453	78,871	106,184
Prepaid expenses	13,385	-	92,735
	950,668	789,155	2,140,478
Property, plant and equipment (Note )	15,067	13,267	15,400
	965,735	802,422	2,155,878
Liabilities
Current
Accounts payable and accrued liabilities (Note )	149,816	124,289	83,691
Due to related parties (Note )	489	9,750	311
	150,305	134,039	84,002
Shareholders’ equity
Capital stock (Note )
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
31 August 2005 – 39,429,420 common shares
31 August 2004 – 30,146,408 common shares
30 November 2004 – 37,527,290 common shares	6,363,658	5,005,603	5,790,386
Contributed surplus	682,081	474,226	474,226
Subscriptions received in advance (Note )	31,667	-	-
Warrants (Note )	705,436	327,602	787,965
Deficit, accumulated during the exploration stage	(6,967,412)	(5,139,048)	(4,980,701)
	815,430	668,383	2,071,876
	965,735	802,422	2,155,878

Nature and Continuance of Operations (Note )

Commitments (Note )

Subsequent events (Note )

Differences between Canadian and United States Generally Accepted Accounting Principles (Note )

On behalf of the Board:

“Tim Coupland”

Director

“Tracy A. Moore”

Director

Tim Coupland

Tracy A. Moore

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Expenses
Mineral properties (Schedule 1)	767,033	580,952	1,351,888	1,155,453
General and administrative (Schedule 2)	292,770	148,140	632,287	485,617

Net loss before other items	(1,059,803)	(729,092)	(1,984,175)	(1,641,070)

Other items
Loss on sales of property, plant and equipment	-	-	428	-
Write-off of property, plant and equipment	-	-	2,108	-

Net loss before income taxes	(1,059,803)	(729,092)	(1,986,711)	(1,641,070)

Future income tax recovery	-	(278,565)	-	(525,521)

Net loss for the period	(1,059,803)	(450,527)	(1,986,711)	(1,115,549)

Deficit, accumulated during the exploration stage, beginning of period	(5,907,609)	(4,688,521)	(4,980,701)	(4,023,499)

Deficit, accumulated during the exploration stage, end of period	(6,967,412)	(5,139,048)	(6,967,412)	(5,139,048)

Basic loss per share (Note )	(0.03)	(0.02)	(0.05)	(0.04)

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(1,059,803)	(450,527)	(1,986,711)	(1,115,549)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Note )	72,000	-	302,000	-
Amortization of property, plant and equipment	953	2,064	5,729	6,191
Capital stock issued for financing services	-	6,094	-	6,094
Future income tax recovery	-	(278,565)	-	(525,521)
Stock based compensation	185,580	-	185,580	-
Loss on sales of property, plant and equipment	-	-	428	-
Write-off of property, plant and equipment	-	-	2,108	-

	(801,270)	(720,934)	(1,490,866)	(1,628,785)
Changes in operating assets and liabilities
(Increase) decrease in available for sale investments	-	-	(82,000)	-
(Increase) decrease in amounts receivable	15,770	(4,313)	48,732	5,560
(Increase) decrease in prepaid expenses	(2,675)	-	79,350	-
Increase (decrease) in accounts payable and accrued liabilities	56,343	78,689	66,125	(92,747)
Increase (decrease) in due to related parties	(275)	8,016	178	8,701

	(732,107)	(638,542)	(1,378,481)	(1,707,271)
Cash flows from investing activities
Proceeds on sale of property, plant and equipment	-	-	428	-
Purchase of property, plant and equipment	-	-	(8,361)	(3,779)

	-	-	(7,933)	(3,779)
Cash flows from financing activities
Common shares issued for cash	185,185	746,200	211,018	2,189,666
Share issuance costs	-	(92,925)	-	(111,149)
Subscriptions received in advance	31,667	(11,200)	31,667	-

	216,852	642,075	242,685	2,078,517

Increase (decrease) in cash and cash equivalents	(515,255)	3,533	(1,143,729)	367,467

Cash and cash equivalents, beginning of period	1,313,085	706,751	1,941,559	342,817

Cash and cash equivalents, end of period	797,830	710,284	797,830	710,284

Supplemental Disclosures with Respect to Cash Flows (Note )

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total Shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued for cash	12,419,926	2,695,560	-	-	-	2,695,560
Warrants exercised	2,441,333	716,234	-	(203,367)	-	512,867
Agent compensation warrants exercised	1,344,700	330,036	-	(58,411)	-	271,625
Stock options exercised	215,000	40,600	-	-	-	40,600
Shares issued for mineral property (Notes and )	150,000	30,000	-	-	-	30,000
Shares issued for service (Note )	220,832	49,153	-	-	-	49,153
Warrants granted	-	-	-	684,934	-	684,934
Warrants expired	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired	-	-	67	(67)	-	-
Share issue costs – cash paid	-	(217,898)	-	-	-	(217,898)
Share issue costs – shares	-	(49,153)	-	-	-	(49,153)
Share issue costs – warrants	-	(140,214)	-	-	-	(140,214)
Tax benefits renounced to flow-through share subscribers	-	(1,073,238)	-	-	-	(1,073,238)
Net loss for the year	-	-	-	-	(957,202)	(957,202)

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876

Balance at 30 November 2003	20,735,499	3,409,306	232,741	606,294	(4,023,499)	224,842
Flow-through shares issued for cash	5,655,000	1,211,455	-	-	-	1,211,455
Warrants exercised	2,441,333	716,233	-	(203,366)	-	512,867
Agent compensation warrants exercised	1,250,200	315,861	-	(58,411)	-	257,450
Stock options exercised	40,000	5,600	-	-	-	5,600
Shares issued for service (Note )	24,376	6,094	-	-	-	6,094
Warrants granted	-	-	-	224,570	-	224,570
Warrants expired	-	-	241,418	(241,418)	-	-
Agent compensation warrants expired	-	-	67	(67)	-	-
Share issue costs – cash paid	-	(105,055)	-	-	-	(105,055)
Share issue costs – shares	-	(6,094)	-	-	-	(6,094)
Share issue costs – warrants	-	(22,276)	-	-	-	(22,276)
Tax benefits renounced to flow-through share subscribers	-	(525,521)	-	-	-	(525,521)
Net loss for the period	-	-	-	-	(1,115,549)	(1,115,549)

Balance at 31 August 2004	30,146,408	5,005,603	474,226	327,602	(5,139,048)	668,383

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Warrants exercised	592,130	271,272	-	(60,254)	-	211,018
Shares issued for mineral property (Notes and )	1,310,000	302,000	-	-	-	302,000
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Stock options granted (Note )	-	-	185,580	-	-	185,580
Subscriptions received in advance (Note )	-	-	31,667	-	-	31,667
Net loss for the period	-	-	-	-	(1,986,711)	(1,986,711)

Balance at 31 August 2005	39,429,420	6,363,658	713,748	705,436	(6,967,412)	815,430

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Mineral Properties

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Operating expenses
Assays	5,424	-	5,759	-
Camp and field costs	106,254	-	106,254	-
Consulting fees	93,127	60,795	216,271	187,682
Geology and engineering (recovery)	84,940	(760)	137,334	(8,894)
Geophysics – airborne surveys	129,962	-	342,987	-
Research grant	75,000	-	75,000	-
Surveying	39,210	-	39,210	-
Transportation	156,722	-	156,722	-
Travel	12,392	11,364	22,227	18,088

	703,031	71,399	1,101,764	196,876

Acquisition costs (Note )	101,868	514,553	594,536	963,577

Recoveries (Note )	(37,866)	(5,000)	(344,412)	(5,000)

	767,033	580,952	1,351,888	1,155,453

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Advertising and promotion	13,280	19,762	74,548	103,358
Amortization	953	2,064	5,729	6,191
Automobile	931	735	2,878	2,820
Bank charges and interest (Note )	187	332	14,086	3,751
Consulting fees (Note )	6,000	2,379	32,900	57,528
Filing and financing fees	1,859	6,391	15,507	16,165
Legal and accounting (Note )	15,795	36,074	88,703	84,093
Management fees (Note )	15,000	15,000	45,000	52,500
Meals and entertainment	4,591	6,205	23,219	19,600
Office and miscellaneous	16,416	28,405	43,441	39,638
Rent and utilities	2,338	2,141	7,013	6,423
Secretarial fees (Note )	9,000	8,804	29,304	26,019
Stock based compensation (Note )	185,580	-	185,580	-
Telephone and internet	1,141	1,178	4,759	4,489
Transfer fees and shareholder information	16,221	18,670	51,377	63,042
Travel	3,478	-	8,243	-

	292,770	148,140	632,287	485,617

The accompanying notes are an integral part of these financial statements.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 31 August 2005 and for each of the three month and nine month periods then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $1,986,711 for the nine month period ended 31 August 2005 (31 August 2004 - $1,115,549) and has working capital of $800,363 at 31 August 2005 (31 August 2004 - $655,116, 30 November 2004 - $2,056,476).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during fiscal 2005.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These unaudited interim financial statements have been prepared in accordance with accounting policies as set out in the Company’s audited financial statements for the year ended 30 November 2004, except as described in this note.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the nine month period ended 31 August 2005 are not necessarily indicative of the results that may be expected for the year ended 30 November 2005.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2004.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Available for sale investments

The available for sale investments consist of shares of a public company that the Company expects to sell in the near future.  The investments are recorded at the lower of cost or fair market value.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment

30%

declining balance

Equipment

20%

declining balance

Website graphics

3 years

straight line

Foreign exchange

Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for the deferral of acquisition and development costs under Canadian generally accepted accounting principles.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of new Section 3870 “Stock Based Compensation and Other Stock Based Payments” of the Canadian Institute of Chartered Accountants’ Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments to both employees and non-employees.  Section 3870 recommends that certain stock based transactions, such as the grant of stock options, be accounted for at fair value.  The section is only applicable to transactions that occurred on or after 1 December 2002.

Basic loss per share

Loss per share is calculated using the weighted average number of common shares outstanding during the period.  For the nine month periods ended 31 August 2005 and 2004, the weighted average number of common shares outstanding was 38,231,667 and 25,420,052 respectively.  For the three month periods ended 31 August 2005 and 2004, the weighted average number of common shares outstanding was 38,843,487 and 28,277,127 respectively.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period.  For each of the three month and  nine month periods ended 31 August 2005 and 2004, this calculation proved to be anti-dilutive.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized, and the shareholders’ equity reduced, on the date the Company formally renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

Financial instruments

Financial instruments which include cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Values

The amounts shown for mineral properties and for deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of future reserves.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.  This includes the regrouping of 700,000 agent compensation warrants (Note ) and greater disclosure of warrants and agent compensation warrants in general (Note ).

3.

Available for Sale Investments

	31 August 2005	31 August 2004	30 November 2004
	$	$	$

Max Resource Corp. – 200,000 shares	82,000	-	-

Pursuant to an exploration property option agreement referred to in Note , the Company received 200,000 common shares of Max Resource Corp. valued at $82,000.   This value represents the lower of cost and fair market value.

4.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	31 August 2005	31 August 2004	30 November 2004
	$	$	$

Goods and Services Tax receivable	48,666	78,871	106,184
Mineral property expenditures recovery	8,787	-	-

	57,453	78,871	106,184

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

5.

Property, Plant and Equipment

	Cost	Accumulated amortization	Net book value
			31 August 2005	31 August 2004	30 November 2004
	$	$	$	$	$

Computer equipment	14,561	3,845	10,716	7,511	11,163
Equipment	6,202	1,851	4,351	1,454	1,369
Website graphics	17,210	17,210	-	4,302	2,868

	37,973	22,906	15,067	13,267	15,400

During the nine month period ended 31 August 2005, total additions to property, plant and equipment were $8,361 (31 August 2004 - $3,779, 30 November 2004 - $9,646).

6.

Mineral Properties

Longtom Property, Northwest Territories

The Company holds a 50% undivided interest in the Longtom Property (the “Longtom Property”) located about 350 kilometers northwest of Yellowknife, in the Northwest Territories, Canada.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.  The Company’s 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note ).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer August earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 (incurred) on exploration expenditures over three years according to the following schedule:

•

Pay $5,000 cash on signing (received);

•

Pay $3,000 cash (received) and incur cumulative exploration expenditures of $50,000 by 27 October 2004 (incurred);

•

Pay $3,000 cash (not yet received) and incur cumulative exploration expenditures of $200,000 (incurred) by 27 October 2005; and

•

Pay $4,000 cash (not yet received) and incur cumulative exploration expenditures of $500,000 (incurred) by 27 October 2006.

Fronteer will be the operator of the program during the earn-in period.  In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

This Letter of Intent was finalized during the year ended 30 November 2004 and was approved by TSX Venture Exchange.

Expenditures related to the Longtom Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$
Operating expenses
Assaying	-	-	335	-
Consulting fees	-	40,116	10,360	92,452
Geology and engineering (recovery)	151	(1,739)	1,300	(11,413)
Travel	-	11,171	12	17,346

	151	49,548	12,007	98,385

Recoveries	-	(5,000)	-	(5,000)

	151	44,548	12,007	93,385

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Longtom Property Target 1, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 1,781.9 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

Expenditures related to the Longtom Property Target 1 can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Operating expenses
Consulting fees	-	3,878	9,467	9,836
Geology and engineering	-	-	2,156	-

	-	3,878	11,623	9,836

Recoveries	-	-	(3,530)	-

	-	3,878	8,093	9,836

Longtom Property Target 2, Northwest Territories

During the year ended 30 November 2003, the Company entered into an agreement to acquire a 50% interest in a 2,530.8 hectare mineral property located in the Longtom Lake area of the Northwest Territories for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $48,000.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Expenditures related to the Longtom Property Target 2 can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Operating expenses
Consulting fees	-	3,878	9,467	9,836
Geology and engineering	-	-	2,156	-

	-	3,878	11,623	9,836

Recoveries	-	-	(3,530)	-

	-	3,878	8,093	9,836

Dixie Lake Property, Ontario

During the year ended 30 November 2003, the Company entered into an agreement with Fronteer Development Group Inc. to acquire a 50% undivided interest in the Dixie Lake Property (the “Dixie Lake Property”) located in the Red Lake belt in Ontario, Canada.

During the three month period ended 31 August 2005, the Company abandoned its option on the Dixie Lake Property due to disappointing resource calculation estimates provided to the company by SRK Consulting.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Expenditures related to the Dixie Lake Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Operating expenses
Consulting fees	-	5,169	29,061	55,888
Geology and engineering	-	979	6,313	2,519
Travel	-	193	-	742

	-	6,341	35,374	59,149

Acquisition costs	(132)	514,553	88,236	953,077

Recoveries	(2,603)	-	(2,603)	-

	(2,735)	520,894	121,007	1,012,226

Shabu Lake, Ontario

During the nine month period ended 31 August 2005, the Company abandoned its interest in the Shabu Lake Property during the nine month period ended 31 August 2005.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Expenditures related to the Shabu Lake Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$
Operating expenses
Consulting fees	-	3,877	-	9,835
Geology and engineering	-	-	2,924	-

	-	3,877	2,924	9,835

Acquisition costs	-	-	-	4,500

	-	3,877	2,924	14,335

Dent Gold Property, Ontario

During the nine month period ended 31 August 2005, the Company abandoned its interest in the Dent Gold Property during the nine month period ended 31 August 2005.

Expenditures related to the Dent Gold Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$
Operating expenses
Consulting fees	-	3,877	-	9,835
Geology and engineering	-	-	-	-

	-	3,877	-	9,835

Acquisition costs	-	-	-	6,000

	-	3,877	-	15,835

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

MacInnis Lake Property, Northwest Territories

During the nine month period ended 31 August 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in twelve mineral claims (the “MacInnis Lake Uranium Claims”) located in the Nonacho Basin 275 kilometers southeast of Yellowknife, Northwest Territories for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $70,500) of the Company.

During the nine month period ended 31 August 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in three additional mineral claims (the “Kult Claims”) for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company.

During the nine month period ended 31 August 2005, the Company entered onto an option agreement with Max Resource Corp. (“Max Resource”), where Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Uranium Claims and the Kult Claims (together called “MacInnis Lake Property”) by paying the Company $30,000 cash, issuing 200,000 common shares of Max Resource (received and valued at $82,000 (Note )) and completing $2 million in exploration work over five years according to the following schedule:

•

Pay $15,000 cash on signing (received);

•

Pay $15,000 cash and incur cumulative exploration expenditures of $750,000 by 1 April 2006; and

•

Incur cumulative exploration expenditures of $1,000,000 by 1 April 2007; and

•

Incur cumulative exploration expenditures of $1,250,000 by 1 April 2008; and

•

Incur cumulative exploration expenditures of $1,500,000 by 1 April 2009: and

•

Incur cumulative exploration expenditures of $2,000,000 by 1 April 2010.

In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor, during the option period.  The Company is the operator of the project.  The Company incurs all costs and recovers the costs from Max Resource until such time as Max Resource has earned into the project.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Expenditures related to the MacInnis Lake Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$
Operating expenses
Consulting fees	8,869	-	67,802	-
Geology and engineering	4,432	-	10,568	-
Geophysics – airborne surveys	-	-	213,025	-
Travel	-	-	8,734

	13,301	-	300,129	-

Acquisition costs	-	-	258,000	-

Recoveries	(35,263)	-	(334,749)	-
				-
	(21,962)	-	223,380	-

Meridian Lake Property, Northwest Territories

During the nine month period ended 31 August 2005, the Company entered into an option agreement with Fortune Minerals Limited (“Fortune”), to acquire a 50% undivided interest in the Great Slave project (the “Meridian Lake Property”) located ten kilometers southwest of Fort Reliance, Northwest Territories for cash payments of $80,000 and incurring aggregate exploration expenditures of not less than $1,200,000 over a period of four years according to the following schedule:

•

Pay $10,000 cash on signing (paid);

•

Pay $10,000 cash and incur cumulative exploration expenditures of $250,000 by 18 March 2006; and

•

Pay $20,000 cash and incur cumulative exploration expenditures of $500,000 by 18 March 2007; and

•

Pay $20,000 cash and incur cumulative exploration expenditures of $750,000 by 18 March 2008; and

•

Pay $20,000 cash and Incur cumulative exploration expenditures of $1,200,000 by 18 March 2009.

The optionor, as operator, of the Meridian Lake Property may bill the Company for the Royalty Interest on a quarterly basis.  The Company must pay half of such amounts within 45 days after the end of each fiscal quarter.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Expenditures related to the Meridian Lake Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Acquisition costs	-	-	10,000	-

Contact Lake Property, Northwest Territories

During the nine month period ended 31 August 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty, in five mineral claims, totaling 4,452.37 acres (the “Contact Lake Mineral Claims”) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.

During the nine month period ended 31 August 2005, the Company staked on an additional 9,968.45 acres and increased the size of the 100% wholly owned Contact Lake Mineral Claims to 14,420.82 acres.  The Contact Lake Mineral Claims block now consists of eleven contiguous claims located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 423 miles north of the city of Yellowknife.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Expenditures related to the Contact Lake Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Operating expenses
Assaying	5,424	-	5,424	-
Camp and field costs	106,254	-	106,254	-
Consulting fees	84,258	-	90,114	-
Geology and engineering	80,357	-	111,917	-
Geophysics – airborne surveys	129,962	-	129,962	-
Research granted	75,000	-	75,000	-
Surveying	39,210	-	39,210	-
Transportation	156,722	-	156,722	-
Travel	12,392	-	13,481	-

	689,579	-	728,084	-

Acquisition costs	-	-	136,300	-

	689,579	-	864,384	-

Glacier Lake Property, Northwest Territories

During the nine month period ended 31 August 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter return royalty, in four mineral claims, totaling 5,990.40 acres (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, Northwest Territories, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Expenditures related to the Glacier Lake Property can be summarized as follows:

	For the three month period ended 31 August 2005	For the three month period ended 31 August 2004	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$	$	$

Acquisition costs	102,000	-	102,000	-

7.

Title to Mineral Properties

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining properties.  The Company has investigated title to its mineral properties and, to the best of its knowledge, titles to its properties are in good standings.

8.

Reclamation Provision

Costs relating to ongoing site restoration are expensed when incurred.  The Company’s estimate of its ultimate reclamation ability may vary from current estimates due to possible changes in laws, regulations and changes in costs estimated.  The Company will accrue additional liabilities for further reclamation costs when evidence becomes available indicating that its reclamation liability has changed.

9.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

10.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment (Note ).

As at 31 August 2005, the amount in due to related parties includes $489 (31 August 2004 - $9,750,

30 November 2004 - $311) payable to a company or companies controlled by a director and shareholder of the Company.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

11.

Related Parties Transactions

During the nine month period ended 31 August 2005, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $29,304 (31 August 2004 - $26,019) to an individual related to a director of the Company.

ii.

Paid or accrued legal fees of $Nil (31 August 2004 - $15,902) to a company controlled by an officer and/or the corporate secretary and shareholder of the Company.

iii.

Paid or accrued consulting fees of $32,900 (31 August 2004 - $57,528) to companies controlled by a director and shareholder of the Company.

iv.

Paid or accrued management fees of $45,000 (31 August 2004 - $52,500) to a company controlled by a director and shareholder of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares, to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

i.

During the nine month period ended 31 August 2005, the Company issued 129,167 common shares at a price of $0.20 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2005, 808,500 share purchase warrants remain outstanding.

ii.

During the nine month period ended 31 August 2005, the Company issued 462,963 common shares at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants.  As at 31 August 2005, 1,021,000 share purchase warrants remain outstanding.

iii.

On 21 February 2005, the Company issued 300,000 common shares valued at a price of $0.235 per share for the acquisition of mineral property interests (Note ).

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

iv.

On 21 March 2005, the Company issued 350,000 common shares valued at a price of $0.25 per share for the acquisition of mineral property interests (Note ).

v.

On 6 May 2005, the Company issued 300,000 common shares valued at a price of $0.24 per share for the acquisition of mineral property interests (Note ).

vi.

On 13 July 2005, the Company issued 360,000 common shares valued at a price of $0.20 per share for the acquisition of mineral property interests (Note ).

Share subscriptions received in advance

Share subscriptions received in advance consists of cash received by the Company for common shares that were not yet issued at 31 August 2005.  These shares were issued subsequent to 31 August 2005 as follows.

Date	Number of shares	Share capital
		$
21 September 2005	133,334	26,667
23 September 2005	25,000	5,000

	158,334	31,667

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares to its employees, directors or consultants to purchase shares of the Company.

The following incentive stock options were outstanding and exercisable at 31 August 2005:

	Exercise price	Number of options	Remaining contractual life (years)
	$
Options	0.20	400,000	0.24
	0.20	1,324,782	0.24
	0.14	20,000	0.35
	0.14	62,808	1.10
	0.15	55,000	1.84
	0.20	2,000,000	2.85
		3,862,590

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

The following is a summary of stock based compensation activities during the nine month periods ended 31 August 2005 and 2004:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 30 November 2003	2,077,590	0.20

Granted	-	-
Exercised	(40,000)	0.14
Expired	-	-

Outstanding and exercisable at 31 August 2004	2,037,590	0.20

Weighted average fair value of options granted during the period		-

Outstanding and exercisable at 30 November 2004	1,862,590	0.20

Granted	2,000,000	0.20
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 August 2005	3,862,590	0.20

Weighted average fair value of options granted during the period		0.09

Warrants and agent compensation warrants

The Company has adopted greater disclosure of its warrants and agent compensation warrants transactions in its financial statements by disclosing the fair value attributed to such transactions as a separate component in the statement of shareholders’ equity.  Total shareholders’ equity for each of the three month and nine month periods ended 31 August 2005 and 2004 and for the year ended 30 November 2004 remains unchanged.  Warrants of $705,436, $327,602 and $787,965 are now reported at 31 August 2005, 31 August 2004 and 30 November 2004 respectively with corresponding reductions in share capital.  Contributed surplus has increased by $252,561 at 31 August 2004 with a corresponding reduction in share capital.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

The following share purchase warrants and agent compensation warrants were outstanding at 31 August 2005:

	Exercise price	Number of options	Remaining contractual life (years)
	$
Warrants	0.20	808,500	0.20
Warrants	0.45 Year 1 0.55 Year 2	1,357,500	0.41
Warrants	0.40	1,021,000	0.60
Agent compensation warrants	0.40	30,146	0.60
Agent compensation warrants	0.36	415,189	0.60
Warrants	0.40	1,898,500	0.63
Agent compensation warrants	0.40	68,081	0.63
Agent compensation warrants	0.36	569,550	0.63
		6,168,466

A total of 700,000 agent compensation warrants issued on 18 September 2002 entitling the holder to purchase 700,000 common shares of the Company at a price of $0.15 to 30 October 2004 were previously grouped by the Company with outstanding options for financial statement disclosure purposes in the prior period financial statements of the Company.  A total of 551,000 of these agent warrants were exercised during the nine month period ended 31 August 2004.  These agent warrants have been regrouped for financial statement disclosure purposes with outstanding warrants for the nine month period ended 31 August 2005 and comparative periods.

A summary of the outstanding warrants is as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding and exercisable at 30 November 2003	8,093,500	0.24

Granted	1,783,500	0.49
Exercised	(3,691,533)	0.21
Expired	(3,369,800)	0.30

Outstanding and exercisable at 31 August 2004	2,815,667	0.38

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Weighted average fair value of warrants granted during the period ended 31 August 2004		0.13

Outstanding and exercisable at 30 November 2004	7,186,596	0.39

Granted	-	-
Exercised	(592,130)	0.36
Expired	(426,000)	0.30
7
Outstanding and exercisable at 31 August 2005	6,168,466	0.40

Weighted average fair value of warrants granted during the period ended 31 August 2005		-

The weighted average fair value of warrants issued during the nine month period ended 31 August 2005 is $Nil per warrant (31 August 2004 - $0.13 per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	31 August 2005	31 August 2004

Risk free interest rate	-	2.17%
Expected life	-	1.76 yrs
Annualized volatility	-	90%
Expected dividends	-	-

13.

Stock Based Compensation

During the nine month period ended 31 August 2005, the Company granted 2,000,000 stock options.  The estimated fair value of these options was $0.09279 per share for a total of $185,580.  This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

The following assumptions were used for the Black-Scholes valuation of stock options granted during the period:

	2005	2004

Risk free interest rate	3.22%	-
Expected life	2 years	-
Annualized volatility	83.75%	-
Expected dividends	-	-

14.

Commitments

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $5,000 per month.

On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month.

The Company has outstanding and future commitments under mineral property option agreements (Note ).

15.

Income Taxes

During the nine month period ended 31 August 2005, the Company issued Nil common shares (31 August 2004 - 5,655,000, 30 November 2004 - 12,419,926) on a flow-through basis for gross proceeds of $Nil (31 August 2004 - $1,413,750, 30 November 2004 - $2,695,560).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.

As at 30 November 2004, the Company had total net operating losses and mineral property expenditures of approximately $2,059,537 and $282,914 respectively.  The right to claim the net operating loss carryforwards will expire at various dates through to the taxation year ending 30 November 2011.  The cumulative exploration expenditures can be carried forward indefinitely.  Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided.  Consequently, the income tax benefits resulting from the utilization of these tax assets will be recognized in the year in which they are realized for tax purposes.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

16.

Financial Instruments

The Company’s financial instruments consist of cash, amounts receivable and accounts payable.  Management has determined that the carrying value of the financial instruments approximate fair value.

17.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 31 August 2005	31 August 2005	31 August 2004
	$	$	$

Cash paid during the period for interest	8,436	431	3,751
Cash paid during the period for income taxes	-	-	-

During the nine month period ended 31 August 2005, the Company issued 1,310,000 common shares valued at $302,000 for the acquisition of the mineral property interests (Note ).

During the nine month period ended 31 August 2004, the Company issued 24,376 common shares valued at $6,094 for financing fees.

During the year ended 30 November 2004, the Company issued 220,832 common shares valued at $49,153 and 98,227 warrants valued at $140,214 for services rendered.

During the year ended 30 November 2004, the Company issued 150,000 common shares valued at $30,000 for the acquisition of the mineral property interests (Note ).

18.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

19.

Subsequent Events

The following events occurred subsequent to 31 August 2005:

i.

The Company issued 15,000,000 units at a price of $0.40 per unit.  Each unit consists of one common share and one-half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.65 for a period of two years.

ii.

The Company issued 10,000,000 units at a price of $0.45 per unit.  Each unit consists of one common share and one-half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.75 for a period of two years.  All of these common shares were flow-through shares.

iii.

The Company issued 1,313,574 units at a deemed price of $0.40 per unit for agent compensation services rendered.  Each unit consists of one common share and one-half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.65 for a period of two years.

iv.

The Company issued 1,995,000 agent compensation warrants for services rendered.  Each agent compensation warrant can be exercised at a price of $0.45 for a period of two years and consists of one common share and one-half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.75 for a period of two years.

v.

The Company paid $345,895 cash for share issue costs.

vi.

The Company issued an additional 718,018 common shares for total cash proceeds of $221,540 related to the exercise of warrants.

vii.

The Company issued an additional 492,615 common shares for total cash proceeds of $177,341 related to the exercise of agent compensation warrants.

viii.

The Company issued an additional 767,590 common shares for total cash proceeds of $147,900 related to the exercise of options.

ix.

The Company has completed staking of an additional 11,776.2 acres on the northwestern extension of the Contact Lake Mineral Claims located in the Northwest Territories, increasing the size of its 100% wholly owned Contact Lake Mineral Claims to 26,197.02 contiguous acres.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

x.

The Company announced that it is in the process of purchasing a 100% interest in five mineral claims totalling 1,497.44 hectares, subject to a 2% net smelter returns royalty, called the Port Radium-Crossfault Lake Mineral Properties located at the Port Radium on the east side of Great Bear Lake, Northwest Territories and 423 miles north of the city of Yellowknife by paying $60,000 and issuing 450,000 shares at a deemed price of $0.66 per share.  The Company may purchase one-half of the net smelter returns royalty for a one time payment of $1 million.

xi.

The Company announced the granting of incentive stock options totalling 3,250,000 common shares, exercisable for up to three years at a price of $0.60 per share.

20.

Differences between Canadian and United States Generally Accepted Accounting Principles

	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
	$	$
Statement of loss
Net loss for the period based on Canadian GAAP	(1,986,711)	(1,115,549)
Income tax expense on current period United States GAAP adjustments – Flow-through shares (Note ())	-	(384,421)

Net loss for the period based on United States GAAP	(1,896,711)	(1,499,970)

Loss per share, basic and diluted	(0.05)	(0.06)

Shareholders’ equity
Shareholders’ equity based on Canadian GAAP	815,430	668,383
Flow-through shares (Note ())	-	-

Shareholders’ equity based on United Stated GAAP	815,430	668,383

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Balance sheet difference

	As at 31 August 2005	As at 31 August 2004	As at 30 November 2004
	$	$	$
Current liabilities
Canadian GAAP	150,305	134,039	84,002
Flow-through shares (Note ())	-	-	-

United States GAAP	150,305	134,039	84,002

Deferred tax liabilities
Canadian GAAP	-	-	-
Flow-through shares (Note ())	-	-	-

United States GAAP	-	-	-

Share capital		Restated (Note ())
Canadian GAAP	7,782,842	5,807,431	7,052,577
Flow-through shares (Note ())	1,074,468	526,751	1,074,468
Stock-based compensation	189,176	189,176	189,176

United States GAAP	9,046,486	6,523,358	8,316,221

Deficit		Restated (Note ())
Canadian GAAP	(6,967,412)	(5,139,048)	(4,980,701)
Flow-through shares (Note ())	(1,074,468)	(526,751)	(1,074,468)
Stock-based compensation	(189,176)	(189,176)	(189,176)

United States GAAP	(8,231,056)	(5,854,975)	(6,244,345)

Statement of cash flows difference

Under United States GAAP, separate subtotals within operating, financing and investing activities would not be presented.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

i.

Regrouping of agent compensation warrants and restatement of net loss for the year ended 30 November 2002

A total of 700,000 agent compensation warrants issued on 18 September 2002 entitling the holder to purchase 700,000 common shares of the Company at a price of $0.15 to 30 October 2004 were previously treated as, and grouped with, outstanding stock based compensation options during the year ended 30 November 2002, resulting in a charge to stock based compensation under United States GAAP of $51,240.  The Company has retroactively regrouped these agent compensation warrants with agent compensation warrants resulting in an decrease of $51,240 in net loss for the year ended 30 November 2002 from the amount previously reported and a corresponding decrease in capital stock.  There is no effect on net loss or capital stock as calculated under Canadian GAAP.

ii.

Flow-through shares

Flow-through shares are typically issued by small Canadian exploration stage companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor’s tax basis is reduced by the amount of deductions taken.

Under the Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors. The tax effect of the temporary difference is recorded as a reduction in share capital.

United States GAAP directs that when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

iii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the period.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

Under United States GAAP, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the period and potentially dilutive common shares.  For each of the three month and nine month periods ended 31 August 2005 and 2004, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the nine month periods ended 31 August 2005 and 2004 were 38,231,667 and 25,420,052 respectively.  The calculation of diluted earnings per share for each of the three month and nine month periods ended 31 August 2005 and 2004 proved to be anti-dilutive.

Basic loss per share is computed as follows:

	For the nine month period ended 31 August 2005	For the nine month period ended 31 August 2004
Numerator:	(1,986,711)	(1,499,970)
Numerator for net loss per share
Denominator:
Weighted average shares outstanding	38,231,667	25,420,052

Net loss per share – basis	(0.05)	(0.06)

iv.

Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for each of the nine month periods ended 31 August 2005 and 2004.

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

31 August 2005

v.

Mineral property expenditures

Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.  Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level.  Prior to commencing commercial production, revenues relating to development ore, net of mining costs associated with its production, are offset against mine development costs.  Mine development costs incurred to access reserves on producing mines are also capitalized.  Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property.  Fair value generally is based on the present value of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements and reclamation costs.

The Company has no determinable proven or probable mineral property reserves at this time.

vi.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

Management’s Discussion and Analysis

for the Nine Months Ended August 31, 2005

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

200 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Telephone:  (604) 681-3131

Facsimile: (604) 801-5499f

Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Nine Months Ended August 31, 2005

This management’s discussion and analysis (“MD&A”), dated October 20, 2005 should be read in conjunction with the accompanying unaudited financial statements and notes prepared by management for the quarter ended August 31, 2005 and the audited financial statements and notes for the year ended November 30, 2004. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

Overview

Alberta Star Development Corp. (“Alberta Star” or the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories. These properties are in the exploration stage, Alberta Star does not generate income or cash flow from its operations. Alberta Star’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt and uranium. The Company recently completed a $10,500,000 financing that will provide sufficient funds to complete the Company’s exploration and drilling budgets for 2005-2006.

Properties

Alberta Star’s exploration property assets consist of:

Contact Lake Mineral Claims

The Company has a 100% undivided right, title and interest, subject to a 1% net smelter returns royalty, in 4034.10 hectares (9,968.45 acres) of mineral claims located in the Contact Lake area of the Northwest Territories. Alberta Star completed additional staking in the area in order to increase the project size to 10,601.60 hectares (26,197.02 acres) of sixteen contiguous claims, known as the Contact Lake mineral claims, located 680 kilometres north of Yellowknife, Northwest Territories.

On August 4, 2005, the Company completed a National Instrument 43-101 Technical Report on the Contact Lake Property in the Northwest Territories.

On August 22, 2005 the Company received formal approval from the Sahtu Land and Water Board and was issued a “Class A” five year drilling permit for its Contact lake Iron oxide, copper, gold, silver, cobalt and uranium project.

During the quarter, the Company incurred exploration costs on the Contact Lake Project totalling $864,384, including land surveying, airborne helicopter geophysics, and acquisition costs.  Year to date the Company has issued 300,000 common shares with a value of $72,000 for acquisition costs.

The Company expects to continue with the 2005/2006 exploration programs with its Contact Lake Project, which will include mapping, sampling, geophysics and drill targeting. The Company expects to complete a minimum of 5,000 to 10,000+ metres of diamond drilling by the end of the third quarter 2006.

Glacier Lake Mineral Claims

The Company has a 100% undivided right, title and interest, subject to a 2% net smelter returns royalty in 2,425 hectares (5,990.40 acres) near Port Radium, Northwest Territories known as the Glacier Lake Mineral Properties.

During the quarter, the Company incurred acquisition costs on the Glacier Lake Mineral Properties totalling $102,000.  Year to date the Company made cash payments of $30,000 and issued 360,000 common shares issued and valued at $72,000.

The Company expects to continue with the 2005/2006 exploration programs with its Glacier Lake Mineral Properties which will include mapping, sampling, geophysics, and diamond drilling by the end of the third quarter 2006.

Port Radium-Crossfault Lake Mineral Claims

On October 3, 2005 the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter returns royalty in 1,497.44 hectares (3,700.24 acres) near Port Radium, Northwest Territories known as the Port Radium-Crossfault Lake mineral claims.

The Company expects to continue with the 2005/2006 exploration programs with its Port Radium-Crossfault Lake Mineral Properties which will include mapping, geophysics, and diamond drilling by the end of the third quarter 2006.

MacInnis Lake Property

The Company has a 100% interest, subject to a 2% net smelter returns royalty, in 12 mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 kilometres southeast of Yellowknife, Northwest Territories, known as the MacInnis Lake Property.  Alberta Star has entered into an option agreement with Max Resources Corp. (“Max Resource”), where Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property by paying Alberta Star $30,000 cash, of which $15,000 has been received, and issuing 200,000 common shares of Max Resource (received and valued at $82,000) to Alberta Star in stages by April 1, 2010.

The MacInnis Lake uranium claim block consists of 26,184.64 acres located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 145 miles northwest of Athabasca Lake, Saskatchewan.  The MacInnis Lake Uranium project is considered to be an Unconformity-associated uranium deposit type.  Unconformity-related uranium deposits can be extremely high grade and can average up to 10% + uranium; this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin.  The MacInnis Lake claim block is known to have widespread surface uranium mineralization, and contains 28 high grade uranium outcrops, some of which were drilled between 1954 and 1988.  All uranium exploration and drilling datasets from the MacInnis Lake project have been archived and recorded by the Geological Survey of Canada.

During the quarter, the Company incurred exploration costs on the MacInnis Lake Property totalling $223,380 including acquisition costs.

The Company expects to continue with a 2006 exploration program subject to receiving the required permitting from the Mackenzie Valley Land and Water Board.

Longtom Property

The Company has a 50% interest, subject to a 2% net smelter returns royalty, in the Longtom Property located about 350 kilometres northwest of Yellowknife, Northwest Territories.  Alberta Star has the option to acquire the remaining 50% interest in the Longtom Property for $315,000.  At Alberta Star’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading immediately proceeding and immediately following the date of exercise.  Alberta Star must exercise the option if it incurs a total of $5,000,000 in exploration of the property.  Alberta Star has entered into an agreement with Fronteer Development Group Inc. (“Fronteer”) whereby Fronteer may acquire a 75% interest by paying $15,000 in cash and incurring $500,000 in exploration expenditures on the property in stages by October 27, 2006.  Alberta Star and Fronteer are exploring the Longtom Property for indications of base and precious metals and uranium.

Meridian Lake Property

The Company has an option to acquire a 50% undivided interest from Fortune Minerals Limited in the Meridian Lake Property located 10 kilometres southwest of Fort Reliance, Northwest Territories.  In order to exercise the option, Alberta Star must make cash payments of $80,000, of which $10,000 has been paid, and incur exploration expenditures of at least $1,200,000 in stages by March 18, 2009.

Dixie Lake Property

During the quarter ended August 31, 2005, the Company notified Fronteer Development Group that it will not be continuing work on the Dixie Lake Property and therefore formally dropped its option on the property.

Summary of Quarterly Results

The following is selected financial information from Alberta Star’s eight most recently completed fiscal quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) Per Share	Fully Diluted Income (Loss) Per Share

November 30, 2003	($588,859)	($0.03)	($0.03)
February 29, 2004	($296,776)	($0.01)	($0.01)
May 31, 2004	($368,246)	($0.01)	($0.01)
August 31, 2004	($450,527)	($0.02)	($0.02)
November 30, 2004	$158,347	-	-
February 28, 2005	($486,469)	($0.01)	($0.01)
May 31, 2005	($440,439)	($0.01)	($0.01)
August 31, 2005	($1,059,803)	($0.03)	($0.03)

The Company did not generate any revenues or have extraordinary items or results from discontinued operations in the period covered.

The loss of $1,059,803 for the three month period ended August 31, 2005 includes mineral property expenses of $767,033 and general and administrative expenses of $292,770 respectively.  The loss also includes stock based compensation expense of $185,580 related to the granting of 2,000,000 stock options.  Mineral property exploration expenses related to Contact Lake ($689,579) and included camp and field costs ($106,254), consulting, geology and engineering fees ($164,615), transportation ($156,722) and airborne geophysics ($129,962).  These costs were associated with the mapping, land surveying, airborne helicopter geophysics on the Contact Lake Property.

The Company’s net loss of $440,439 for the three month period ended May 31, 2005 consisted of mineral property expenditures and general and administration expenditures of $284,450 and $155,989 respectively.  Mineral property expenditures related mainly to the Contact Lake property ($174,805).  General and administrative expenses included advertising and promotion ($45,579), consulting and management fees ($17,700) and legal and accounting fees ($20,370).

The Company’s net loss of $486,469 for the three month period ended February 28, 2005 consisted of mineral property expenditures and general and administration expenditures of $300,405 and $183,528 respectively.  Mineral property expenditures related mainly to the Dixie Lake property ($102,853) and MacInnis Lake Property ($169,834).  General and administrative expenses included advertising and promotion ($15,689), consulting and management fees ($39,200) and legal and accounting fees ($52,538).

The Company’s income of $158,347 for the  three month period ended November 30, 2004 consisted mainly of mineral property expenditures of $231,829, general and administration expenses of $157,541 and a future income tax recovery of $547,717.  The majority of mineral property expenditures were spent on the Dixie Lake Property and the Longtom Property.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.

The loss of $450,527 for the three month period ended August 31, 2004 consisted of mineral property expenditures of $580,952, general and administration expenses of $148,140 and future income tax recoveries of $278,565.  Mineral property expenditures consisted mainly of acquisition costs related to the Dixie Lake Property ($514,553).  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.

The Company’s net loss of $368,246 for the three month period ended May 31, 2004 consisted of mineral property expenditures and general and administration expenditures of $212,180 and $156,066 respectively.  Mineral property expenditures related mainly to the Dixie Lake property ($173,693).  General and administrative expenses included advertising and promotion ($41,039), consulting and management fees ($31,500) and legal and accounting fees ($27,300).

The Company’s net loss of $296,776 for the three month period ended February 29, 2004 consisted of mineral property expenditures and general and administration expenditures of $362,321 and $181,411 respectively and future income recoveries of $246,956.  Mineral property expenditures related mainly to the Dixie Lake property ($317,639).  General and administrative expenses included advertising and promotion ($42,557), consulting and management fees ($61,149) and legal and accounting fees ($20,719). The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.

The Company’s net loss of $588,859 for the three month period ended November 30, 2003 consisted of mineral property expenditures and general and administration expenditures of $344,210 and $346,979 respectively.  It also included a future income recovery of $102,330.  Mineral property expenditures related mainly to the Longtom property ($114,597).

Results of Operations

In the following discussion, amounts have been rounded to the nearest thousand dollars.

Summary

Alberta Star incurred a net loss of $1,986,711 for the nine month period ended August 31, 2005 compared to a loss of $1,115,549 for the nine month period ended August 31, 2004. This increase in net loss during the period ended August 31, 2005 was due primarily to an increase in mineral property expenditures (increase of $196,435), an increase in general and administration expenditures ($146,670) and the fact that the Company recognized future income tax recoveries related to flow through shares of $525,521 during the period ended August 31, 2004.

The Company’s net loss for the three month period ended August 31, 2005 ($1,059,803) increased ($609,276) over the loss for the three month period ended August 31, 2004 mainly as a result of increased mineral property expenditures of $186,081 and general and administrative expenses ($144,630) and the recognized future income tax recoveries related to flow through shares of $278,565 during the period ended August 31, 2005.

In general, the Company’s expenses increased significantly in the third quarter of the current fiscal year compared to prior periods related to activity on the acquisition of drilling permits which included environmental studies, aboriginal relations activities, traditional educational knowledge, travel, and detailed sampling and geophysical surveys for the Contact Lake mineral claims.  Alberta Star was among the very first companies to begin acquiring advanced stage poly-metallic and uranium projects in the Sahtu Land region, prior to the rapid rise of base and precious metals and uranium metal prices.  Albert Star was able to assemble one of the largest contiguous land packages complete with advanced datasets in one of Canada’s most historically famous iron, oxide, copper, gold, silver, cobalt and uranium mineral districts.  New mineral discoveries and increased demand particularly for uranium will continue to favour those exploration companies who have properly acquired and permitted their mineral property assets.

Mineral Property Expenses

Mineral property expenses comprise (1) operating expenses; (2) acquisition costs; and (3) recoveries. Total expenditures for the nine months ended August 31, 2004 and 2005 are summarized below:

For the Nine Months Ended August 31, 2005	Operating Expenses	Acquisition Costs	Recoveries	Total
	$	$	$	$
Contact Lake Property, Northwest Territories	728,084	136,300	-	864,384
Glacier Lake Property, Northwest Territories	-	102,000	-	102,000
MacInnis Lake Property, Northwest Territories	300,129	258,000	(334,749)	223,380
Longtom Property, Northwest Territories	12,007	-	-	12,007
Longtom Property Target 1, Northwest Territories	11,623	-	(3,530)	8,093
Longtom Property, Target 2, Northwest Territories	11,623	-	(3,530)	8,093
Meridian Lake Property, Northwest Territories	-	10,000	-	10,000
Dixie Lake Property, Ontario	35,374	88,236	(2,603)	121,007
Shabu Lake, Ontario	2,924	-	-	2,924
Dent Gold Property, Ontario	-	-	-	-
	1,101,764	594,536	(344,412)	1,351,888

Operating expenses for the three months ended August 31, 2005 were $703,000 compared to $71,000 in the comparative period. The increase was primarily due to $690,000 spent on the Contact Lake property. The increase in operating expenses for the nine months ended August 31, 2005 was also primarily attributable to the Contact Lake property as discussed above.

For the Nine Months Ended August 31, 2004	Operating Expenses	Acquisition Costs	Recoveries	Total
	$	$	$	$
Contact Lake Property, Northwest Territories	-	-	-	-
Glacier Lake Property, Northwest Territories	-	-	-	-
MacInnis Lake Property, Northwest Territories	-	-	-	-
Longtom Property, Northwest Territories	109,798	-	(16,413)	93,385
Longtom Property Target 1, Northwest Territories	9,836	-	-	9,836
Longtom Property, Target 2, Northwest Territories	9,836	-	-	9,836
Meridian Lake Property, Northwest Territories	-	-	-	-
Dixie Lake Property, Ontario	59,149	953,077	-	1,012,226
Shabu Lake, Ontario	9,835	4,500	-	14,335
Dent Gold Property, Ontario	9,835	6,000	-	15,835
	208,289	963,577	(16,413)	1,155,453

Full particulars of expenditures on mineral properties are provided in note 6 to the interim financial statements.

General and Administrative Expenses

General and administrative expenses for the three months ended August 31, 2005 increased to $293,000 from $148,000 in the comparative period. The increase occurred as a result of stock based compensations increasing to $185,580 from $Nil in the comparative period.  The $185,580 represents the estimated fair value of 2,000,000 stock options granted. General and administrative expenses for the nine months ended August 31, 2005 increased from to $632,000 from $486,000 in the comparative period. The increase was primarily due to the increased expenses in the third quarter described above.  The Company also reported reduction in legal and accounting fees and office and miscellaneous expenses of $20,278 and $11,989 respectively.

Future Income Tax Recovery

In 2004, the Company recorded a future income tax recovery of $278,565 and $525,521 for the three and nine month periods ended 31 August 2004 respectively. The Company did not generate a future income tax recovery in the current period.

Use of Proceeds

In September 20, 2005, the Company raised net proceeds of $10,154,105 from the sale of equity securities. The Company issued 15,000,000 units at a price of $0.40 per unit.  Each unit consists of one common share and one half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.65 for a period of two years.  The Company issued 10,000,000 units at a price of $0.45 per unit.  Each unit consists of one flow through common share and one half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.75 for a period of two years.  The Company issued 1,313,574 units at a deemed price of $0.40 per unit for agent compensation services rendered.  Each unit consists of one common share and one half share purchase warrant which entitles the holder to purchase an additional common share of the Company at a price of $0.65 fro a period of two years.  The Company paid $345,895 cash for share issue costs.  These funds will be used as follows:

Use of Funds	Amount
Port Radium, exploration, geophysics, drilling	$4,304,851
Contact Lake-exploration, geophysics, drilling	3,844,851
Administration and unallocated	2,004,403
Total	$10,154,105

Liquidity

Alberta Star Development Corp. is a mining exploration and development company with no producing resource properties, and consequently, does not generate operating income or cash flow. The Company’s working capital requirements are not significant.

Since the Company’s last year-end on November 30, 2004, the Company has spent $1,378,000 supporting its operations. Most of this is accounted by the loss of $1,987,000, although the Company incurred certain non-cash charges including the acquisition of mineral property interests 1,310,000 common shares of $302,000 and stock-based compensation of $186,000. The Company also generated $113,000 from changes in working capital. In the prior year, the Company spent cash of $1,707,000 on its operations.

In the nine months ended August 31, 2005, the Company spend $8,000 on investing activities, primarily relating to the purchase of property, plant, and equipment. In the comparative period, the Company spent $4,000 on investing activities.

In the nine months ended August 31, 2005, the Company generated $243,000 from financing activities, relating to the sale of equity securities, compared to $2,079,000 in the comparative period.

At August 31, 2005, Alberta Star had $798,000 in cash on hand. Subsequently, the Company raised gross proceeds of $10,500,000 from the sale of equity securities and incurred offering costs of $345,895. Cash on hand at the date of this MD&A was approximately $11,372,909, which will be sufficient to cover planned administrative and exploration expenditures for approximately 24 months.

Capital Resources

Alberta Star has ongoing commitments required to keep its mineral property interest in good standing.

a)

In order to exercise the option respecting the remaining 50% interest in the Longtom property, Alberta Star must pay $315,000 to the optionor within 90 days from the date Alberta Star has incurred $5,000,000 in exploration expenditures on the property.  At Alberta Star’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading immediately proceeding and immediately following the date of exercise.

b)

In order to exercise the option respecting the Meridian Lake claims,  Alberta Star must make the following cash payments to the owner:

i)

$10,000 by March 18, 2006;

ii)

$20,000 by March 18, 2007;

iii)

$20,000 by March 18, 2008; and

iv)

$20,000 by March 18, 2009.

Related Party Transactions

Alberta Star's board of directors consists of Tim Coupland, Tracy Moore, Michael Bogin and Lenic Rodriguez.  Mr. Coupland is the Company’s president and chief executive officer. The company paid or accrued amounts to related parties as follows:

	Three Months Ended August 31		Nine Months Ended August 31
	2005	2004	2005	2004
Consulting fees to companies controlled by Mr. Coupland	$6,000	$7,000	$32,900	$57,528
Secretarial fees to an individual related to Mr. Coupland	9,000	8,804	29,304	26,019
Legal fees to a company controlled by an officer and the corporate secretary and a shareholder	-	6,521	-	15,902
Management fees paid to a company controlled by Mr. Coupland	15,000	15,000	45,000	52,500
	$30,000	$37,325	$107,204	$151,949

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that would require disclosure.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of available for sale investments is equivalent to market value, although available for sale investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in Canada and so is not subject to foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Share Data

As of the date of this MD&A, Alberta Star has 67,721,217 common shares without par value issued and outstanding.  In addition, Alberta Star has the obligation to issue the following additional common shares:

a)

A property purchase option to acquire the remaining 50% interest in the Longtom property for $315,000 payable in cash and 50% in common shares of the Company from 90 days form the date it has incurred 5,000,000 in exploration expenditures on the Longtom Property. A value of $157,500 (representing 242,307common shares at the date of this MD&A).

b)

Incentive stock options that could result in the issuance of up to 3,095,000 common shares. Of these stock options, 3,055,000 are exercisable at $0.20 each, 10,000 are exercisable at $0.14 each and 30,000 are exercisable at $0.15 each (the Company has received cash of $20,000 paid in advance related to the future issuance of 100,000 common shares related to the exercise of outstanding options)

c)

Share purchase and agent compensation warrants that could result in the issuance of up to 20,109,620 common shares. Details of these warrants are described in note 12 to our interim financial statements for the period. The Company has received cash of $153,381 relating to the future issuance of 421,316 common shares in respect of the exercise of outstanding warrants.

"Tim Coupland"

Tim Coupland

President

October 21, 2005

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Tim Coupland, President of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the Issuer) for the interim period ending Aug 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  Oct 21, 2005

“Tim Coupland”

__________________________

Tim Coupland, President

(CEO)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Michael Bogin, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the Issuer) for the interim period ending Aug 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  Oct 21, 2005

“Michael Bogin”

__________________________

Michael Bogin, Chief Financial Officer

(CFO)